Exhibit 99.1

Theratechnologies Reports Financial Results for the Third Quarter and Nine Months of Fiscal 2023 and Provides Business Updates

- Q3 2023 consolidated revenue of $20.9 million, adjusted EBITDA of $2.2 million

- sBLA for F8 formulation of tesamorelin submitted to FDA

- Agreement in principle on key amendments to loan facility with Marathon

Montreal – September 26, 2023 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today reported business highlights and financial results for the third quarter and first nine months of fiscal year 2023, ended August 31, 2023. All figures are in U.S. dollars unless otherwise stated.

“Theratechnologies’ reported quarterly revenue of $21 million, demonstrating a solid recovery as compared to the prior quarter. While new prescription growth continues on a strong path, we also crossed major milestones in the advancement of our pipeline and the lifecycle management of our commercial products,” said Paul Lévesque, President and Chief Executive Officer. “We are particularly pleased to report a strong cash balance and adjusted EBITDA of $2.2 million in the third quarter, which was promised at the beginning of the year and delivered ahead of schedule.”

“We continue to execute on value creation in our pipeline. A PDUFA date for the F8 formulation, the next generation of EGRIFTA SV®, is expected in the upcoming quarter and will position our commercial franchises for additional revenue growth potential. As such, we are laser focused on improvements to the bottom line through the remainder of 2023 and into the new year,” concluded Mr. Lévesque.

Revenue Summary for Third Quarter and First Nine Months of Fiscal 2023

(in thousands of U.S. dollars)

	Three months ended August 31		% change	Nine months ended August 31		% change
	2023	2022		2023	2022
EGRIFTA®, EGRIFTA SV® net sales	13,183	12,876	2.4%	36,747	35,996	2.1%
Trogarzo® net sales	7,672	7,935	(3.3)%	21,565	22,640	(4.7)%
Revenue	20,855	20,811	0.2%	58,312	58,636	(0.1)%

RECENT HIGHLIGHTS AND PROGRAM UPDATES

Filing of sBLA for the F8 Formulation of Tesamorelin

The Company announced that it had filed a supplemental biologic license application (“sBLA”) for the F8 formulation of tesamorelin (the “F8 Formulation”) with the United States Food and Drug Administration

(“FDA”) on September 25, 2023. The Company expects to receive an acknowledgment letter of the sBLA application within 30 days, along with a Prescription Drug User Fee Act (“PDUFA”) goal date.

Subject to approval by the FDA, we plan on commercializing the F8 Formulation under the tradename EGRIFTA MDVTM.

Sudocetaxel Zendusortide Development Pathway

On August 31, 2023, Theratechnologies announced that all five of the U.S.-based clinical sites participating in the conduct of the Phase 1 clinical trial of the Company’s lead investigational peptide drug conjugate, sudocetaxel zendusortide, were activated to screen, enroll and dose advanced ovarian cancer patients. A sixth site based in Canada is finalizing its start-up activity.

Amendments to the Loan Facility

On July 28, 2023, Theratechnologies announced that the Company had entered into an agreement with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”) to amend some of the terms and conditions of its credit agreement entered into in July 2022 (the “Loan Facility”) to lower the minimum liquidity the Company must maintain at any time to US$15 million from US$20 million.

The amendments provide, inter alia, that the Company must hold this minimum amount of liquidity at all times up to and including October 31, 2023, and must comply with all of the other terms and conditions of the Credit Agreement.

On September 25, 2023, we announced that we entered into an agreement in principle with Marathon to further amend some of the terms and conditions of the Loan Facility. Subject to completion of the required legal documentation to the satisfaction of the Company and Marathon, the proposed amendments would provide for (i) the removal of the obligation to maintain at all times liquidity in the amount of US$30,000,000 if the F8 Formulation is not approved by the FDA by March 31, 2024; (ii) a decrease in the minimum liquidity requirements over time to a minimum of $15,000,000 from $20,000,000 based on targeted last twelve months adjusted EBITDA; (iii) moving to an adjusted EBITDA-based target from a quarterly revenue-based target beginning with the quarter ending November 30, 2023; and (iv) a deletion from the Loan Facility of the prohibition for the Company to have a going concern explanatory paragraph in the annual report of the independent registered public accounting firm of the Company. In consideration of the proposed amendments, the Company has agreed to (i) pay an amount equal to $600,000, or 100 basis points calculated on the funded debt as of this day ($60,000,000), over the term of the loan and added to the outstanding loan as payment in kind; and (ii) reprice the exercise price of the 5,000,000 common share purchase warrants (the “Marathon Warrants”) held by Marathon to $2.30. Following the share consolidation completed on July 31, 2023, the exercise of four Marathon Warrants is required to purchase 1 common share of Theratechnologies, resulting in a maximum issuance of 1,250,000 common shares.

Share Consolidation

On July 31, 2023, Theratechnologies announced completion of the consolidation of the issued and outstanding common shares of the Company’s share capital on the basis of one (1) post-consolidation share for each four (4) pre-consolidation shares issued and outstanding (the “Consolidation”). No shareholder approval was required for the Consolidation to come into effect. The Company’s common shares began trading on the TSX and the NASDAQ on a consolidated basis on July 31, 2023.

Any references to the number of common shares, public offering warrants, Marathon warrants, share options, weighted average number of common shares, basic and diluted loss per share and the exercise prices of the public offering warrants, Marathon Warrants and share options have been retrospectively adjusted and restated to reflect the effect of the Consolidation, on a retrospective basis.

2023 Revised Revenue Guidance

We are tightening our FY2023 revenue guidance range to between $82 million and $85 million, or growth of the commercial portfolio in the range of 3% and 6%, as compared to the 2022 fiscal year results.

Third Quarter Fiscal 2023 Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis dated September 25, 2023 (“MD&A”) and our unaudited consolidated financial statements as at August 31, 2023 (“Interim Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The MD&A and the unaudited consolidated financial statements can be found at www.sedarplus.ca, on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise in this press release, all capitalized terms have the meaning ascribed thereto in our MD&A.

Revenue

For the three- and nine-month periods ended August 31, 2023, consolidated revenue was $20,855,000 and $58,312,000, compared to $20,811,000 and $58,636,000 for the same periods ended August 31, 2022, representing a year-over-year increase of 0.2% for the third quarter and a decrease of 0.1% for the first nine months of the fiscal year.

For the third quarter of fiscal 2023, net sales of EGRIFTA SV® were $13,183,000 compared to $12,876,000 in the third quarter of fiscal 2022, representing an increase of 2.4% year-over-year. Higher sales of EGRIFTA SV® in the quarter were mostly the result of a higher selling price but were hampered by slightly higher rebates to government payers. Net sales for the nine-month period ended August 31, 2023, which amounted to $36,747,000 compared to $35,966,000 in the same period in 2022, representing growth of 2.1%, were mostly affected by the higher inventory drawdowns at the specialty pharmacy level in the second quarter of 2023, as explained in our second quarter financial disclosure.

Trogarzo® net sales in the third quarter of fiscal 2023 amounted to $7,672,000 compared to $7,935,000 for the same quarter of 2022, representing a decrease of 3.3% year-over-year. Lower sales of Trogarzo® were a result of our decision to stop commercializing the product in the European territory, where we recorded sales of $517,000 in the third quarter of 2022, as well as slightly lower unit sales in North America, which were offset by a higher selling price.

For the nine-month period ended August 31, 2023, Trogarzo® net sales were $21,565,000 compared to $22,640,000 in the same period in 2022. North American net sales of Trogarzo® were essentially flat when excluding European net sales of $1,028,000 for the nine-month period ended August 31, 2022.

Cost of Sales

For the three- and nine-month periods ended August 31, 2023, cost of sales decreased to $4,967,000 and $14,569,000 compared to $5,292,000 and $20,370,000 for the same periods in fiscal 2022.

Cost of goods sold was $4,967,000 and $14,569 ,000 in the three- and nine-month periods of 2023 compared to $5,292,000 and $17,929,000 for the same periods in 2022. The decrease in cost of goods sold was mainly due to a higher proportion of EGRIFTA SV® sales, which carry a lower cost of goods sold than Trogarzo®. For the first nine months of 2023, lower cost of goods sold is mainly the result of a charge of $1,788,000, in 2022, arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 Formulation. No such charge was recorded in 2023. The higher proportion of net sales of EGRIFTA SV® also had a positive impact on cost of goods sold in 2023, compared to 2022.

Cost of sales also included the amortization of the other asset of $2,441,000 for the nine-month period ended August 31, 2022. As the other asset was fully amortized during fiscal 2022, amortization of the other asset in fiscal 2023 is nil.

R&D Expenses

R&D expenses in the three- and nine-month periods ended August 31, 2023, amounted to $5,396,000 and $25,141,000 compared to $8,425,000 and $27,484,000 in the comparable periods of fiscal 2022.

R&D expenses decreased by 36.0% in the third quarter of 2023 compared to the same period last year, mostly due to the lower spending on our oncology program, lower spending in Europe, as well as lower spending following the near-completion of our lifecycle management projects for EGRIFTA SV® and Trogarzo®. For the first nine months of 2023, R&D spending decreased by 8.5%, again mostly due to lower spending on our various programs. R&D expenses in the first and second quarters of 2023 were also negatively impacted by expenses of $3,749,000 related to sudocetaxel zendusortide material and expenses of $536,000 related to the production of bacteriostatic water for injection (“BWFI”). Excluding these expenses, R&D expenses are down significantly in the three- and nine-month periods of 2023 compared to last year, mostly as a result of lower spending on our oncology program. R&D expenses also include $508,000 in severance and other expenses related to the reorganization announced in July 2023.

Selling Expenses

Selling expenses decreased to $6,728,000 and $20,021,000 for the three- and nine-month periods ended August 31, 2023, compared to $8,404,000 and $31,582,000 for the same periods last year. The decrease in selling expenses in the third quarter ended August 31, 2023 is mainly related to higher expenses incurred in the same period of 2022 related to the setting up of our internal field force in the United States as well as severance costs incurred following our decision in 2022 to exit the European market for the commercialization of Trogarzo®. The decrease in the nine-month period ended August 31, 2023 is due in large part to a charge of $6,356,000 related to the accelerated amortization, in Q2 2022 of the Trogarzo® commercialization rights for the European territory following our decision to cease commercialization activities in that territory during that quarter, which also led to decreased overall spending in commercialization activities. In 2022, we also incurred one-time costs related to setting up our internal field force in the United States. Selling expenses also include $141,000 in severance and other expenses related to the reorganization announced in July 2023.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included under selling expenses. As such, we recorded amortization expenses of $675,000 and $2,153,000 for the three- and nine-month periods ended August 31, 2023, compared to $642,000 and $8,539,000, respectively, in 2022.

General and Administrative Expenses

General and administrative expenses in the three- and nine-month periods ended August 31, 2023, amounted to $3,710,000 and $11,878,000, respectively, compared to $4,209,000 and $13,400,000 reported in the comparable periods of fiscal 2022. The decrease in general and administrative expenses is largely due to our decision to terminate the commercialization activities of Trogarzo® in Europe during the second quarter of 2022. General and administrative expenses also include $70,000 in severance and other expenses related to the reorganization announced in July 2023.

Net Finance Costs

Net finance costs for the three- and nine-month periods ended August 31, 2023, were $674,000 and $7,557,000, respectively, compared to $1,879,000 and $4,808,000 for the comparable periods of 2022. Net finance costs in the third quarter of 2023 included interest of $2,244,000, consisting of interest on the convertible senior notes issued in June 2018 of $128,000, and interest of $2,116,000 on the Loan Facility. Net finance costs in the nine-month period ended August 31, 2023 included interest of $5,802,000, consisting of interest on the convertible senior notes issued in June 2018 of $916,000 and interest on the Loan Facility of $4,986,000. Net finance costs were also impacted in the nine-month period ended August 31, 2023, by the loss on debt modification of $2,650,000 related to the issuance of the 5,000,000 common share purchase warrants (the “Marathon Warrants”) issued in connection to the amendments to the Loan Facility during the first quarter of 2023. This was offset by a net gain on financial instruments carried at fair value of $1,939,000 in the three-month period ended August 31, 2023, and of $2,054,000 in the nine-month period ended August 31, 2023.

Net finance costs for the three- and nine-month periods ended August 31, 2023, also included accretion expense of $500,000 and $1,642,000, respectively, compared to $515,000 and $1,576,000 for the comparable periods in 2022.

Adjusted EBITDA

Adjusted EBITDA was $2,160,000 for the third quarter of fiscal 2023 and $(7,872,000) for the nine-month period ended August 31, 2023, compared to $(3,851,000) and $(19,649,000) for the same periods of 2022. Adjusted EBITDA in the first and second quarters of 2023 was negatively affected by expenses of $3,749,000 related to sudocetaxel zendusortide material and expenses of $536,000 related to the production of BWFI. No such expenses were recorded in the third quarter of 2023. See “Non-IFRS and Non-US-GAAP Measure” and “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Loss

Net loss for the three- and nine-month periods ended August 31, 2023, amounted to $746,000 and $21,202,000, respectively, compared to $7,549,000 and $39,308,000, for the same periods in 2022.

Financial Position, Liquidity and Capital Resources

Going Concern Uncertainty

As part of the preparation of our Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from August 31, 2023. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the nine-month period ended August 31, 2023, the Company incurred a net loss of $21,202,000 (2022 – $39,308,000) and had negative operating cash flows of $1,572,000 (2022 - $9,491,000). On July 3, 2023, the Company defaulted under the minimum liquidity covenant (the “Liquidity Breach”) of the Loan Facility (as defined in Note 7 to the Interim Financial Statements) resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. Accordingly, the Loan Facility has been classified as a current liability and, as a result, the Company’s total current liabilities exceeded total current assets at August 31, 2023. On September 21, 2023, the Company obtained a waiver from the lender relating to the Liquidity Breach. Refer to Subsequent events in Note 15 of the Interim Financial Statements.

The Company’s Loan Facility is available in four tranches and contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Notes 18 and 24 of the annual consolidated financial statements as at November 30, 2022). A Liquidity Breach also entitles the lender to halt the advance of additional tranches and may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. In July 2023, the Company and the lender amended the terms of the Loan Facility to reduce the minimum liquidity covenant for the period of July 10 to July 28, 2023, and entered into an additional amendment to the terms of the Loan Facility to provide for the minimum liquidity covenant to be $15,000,000 from July 29, 2023, to October 31, 2023. After such date, the minimum liquidity covenant will revert to $20,000,000; provided, however, that if the F8 Formulation is not approved by FDA by March 31, 2024, the minimum liquidity covenant will be set at $30,000,000. The Loan Facility also includes operational milestones and required revenue targets (which were amended during the second quarter, refer to Note 7 of the Interim Financial Statements) in order for the Company to comply with the conditions of the Loan Facility and to borrow money forming part of the various tranches. Furthermore, the Loan Facility includes a covenant prohibiting having a going concern explanatory paragraph in the annual report of the independent registered public accounting firm but the lender amended the Loan Facility on February 27, 2023 to exclude the fiscal year ended November 30, 2022 from this prohibition. Notwithstanding the agreement in principle reached on September 24, 2023, there is no assurance that the lender will agree to amend or to waive any future potential covenant breaches, if any.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from August 31, 2023, involves significant judgement and is dependent on its ability to obtain the support of the lender (including possible waivers and amendments), increase its revenues and the management of its expenses to generate sufficient positive operating cash flows and to find alternative source of funding to respect the various covenants of its Loan Facility, including obtaining the approval from the FDA for its F8 Formulation on or before March 31, 2024. Management’s plans include current negotiations with its lender to obtain amendments to its Loan Facility, exploring additional alternative sources of funding, including raising additional equity, and to generate positive operating cash flows. Some elements of these plans are outside of management’s control and the outcome cannot be predicted at this time. Should management’s plans not materialize, the Company may be in default of the Loan Facility, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

The Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Interim Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for the Interim Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

We ended the third quarter of fiscal 2023 with $22,874,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds. The Company currently is required to maintain $15,000,000 in cash, bonds and money market funds up to and including October 31, 2023, and, thereafter, $20,000,000, to respect its minimum liquidity covenant.

The Company voluntarily changed its accounting policy in fiscal 2022 to classify interest paid and received as part of cash flows from operating activities, which were previously classified as cash flow from financing activities and interest received as cash flows from investing activities. The fiscal 2022 amounts presented herein have been recast to reflect the change in policy.

For the three-month period ended August 31, 2023, cash flows from operating activities were $5,329,000, compared to ($1,572,000) in the comparable period of fiscal 2022.

In the third quarter of fiscal 2023, changes in operating assets and liabilities had a positive impact on cash flow from operations of $5,329,000 (2022-negative impact of $2,757,000). These changes included positive impacts from a decrease in inventories ($2,439,000), lower trade and other receivables ($4,445,000), lower prepaid expenses and deposits ($958,000) and included a negative impact from accounts payable ($2,947,000). The decrease in inventories was mainly due to a planned reduction of Trogarzo® inventory levels. Higher provisions also had a positive impact on cash flow of $1,687,000.

During the third quarter of fiscal 2023, the Company received net proceeds of $19,700,000 from the draw-down of the second tranche under the Loan Facility. On June 30, 2023, we redeemed the remaining $27,452,000 of convertible senior notes. As at August 31, 2023, no convertible senior notes remained outstanding. During the third quarter of fiscal 2022, the Company realized net proceeds from the issuance of a long-term loan of $37,715,000. Significant uses of cash for financing activities during fiscal 2022 included the purchase of convertible senior notes for $28,746,000 (including costs related to the purchase), and $1,225,000 in deferred financing costs related to the establishment of the Loan Facility. There were no other significant financing activities or investing activities in the three and nine months ended August 31, 2023, and 2022.

Non-IFRS And Non-US GAAP Measure

The information presented in this press release includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. Adjusted EBITDA is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. The Corporation has reinstated its use of Adjusted EBITDA starting this quarter and has included Adjusted EBITDA for the comparative period. A quantitative reconciliation of the Adjusted EBITDA is presented in the table below:

Reconciliation of Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended August 31		Nine-month periods ended August 31

	2023	2022	2023	2022

Net loss	(746)	(7,549)	(21,202)	(39,308)

Add :

Depreciation and amortization[1]	868	856	2,739	11,531

Net Finance costs[2]	674	1,879	7,557	4,808

Income taxes	126	151	348	300

Share-based compensation	519	812	1,797	3,020

Inventory provision[3]	-	-	170	-

Restructuring costs[4]	719	-	719	-

Adjusted EBITDA	2,160	(3,851)	(7,872)	(19,649)

1 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

2 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

3 Inventory provision pending marketing approval of the F8 formulation.

4 Restructuring costs include severance and other expenses associated with termination of employment related to the reorganization announced in July 2023.

Conference Call Details

The conference call will be held at 8:30 a.m. (ET) on September 26, 2023 to discuss the results and recent business updates. The call will be hosted by Mr. Paul Lévesque, President and Chief Executive Officer. Joining Mr. Lévesque on the call will be other members of the management team, including Senior Vice President and Chief Financial Officer, Mr. Philippe Dubuc, Senior Vice President and Chief Medical Officer, Dr. Christian Marsolais, and Global Commercial Officer, Mr. John Leasure who will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access.

Conference call dial-in and replay information is below:

CONFERENCE CALL INFORMATION

Conference Call Date	September 26, 2023

Conference Call Time	8:30 a.m. EDT

Webcast link	https://edge.media-server.com/mmc/p/3ghrwkyd

Dial in	1-888-317-6003 (toll free) or 1-412-317-6061 (international)

Access Code	9250897

An archived webcast will also be available on the Company’s Investor Relations website under ‘Past Events’.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on LinkedIn and Twitter.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding our 2023 revised fiscal year revenue guidance, our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®; our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the

United States; our ability to generate a positive adjusted EBITDA on a quarterly basis; the approval of the F8 Formulation by the FDA; our capacity to enroll patients and complete our Phase 1 clinical trial studying sudocetaxel zendusortide; our capacity to meet the undertakings, covenants and obligations contained in the Loan Facility and to enter into legal documents acceptable to both the Company and Marathon (as defined below) in connection with future amendments to the Loan Facility; our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that: sales of EGRIFTA SV® and Trogarzo® in the United States will continue increasing over time; our expenses will remain under control; our commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States; continuous supply of EGRIFTA SV® and Trogarzo® will be available to meet market demand on a timely basis; our relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free; the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto; no biosimilar version of tesamorelin will be approved by the FDA; no vaccine or cure will be found for the prevention or eradication of HIV; the F8 Formulation will be approved by the FDA for commercialization; we will enter into the legal documentation satisfactory to both the Company and Marathon in relation to the proposed amendments to the Loan Facility; we will not default under the terms and conditions of the Loan Facility; to the extent we default under the terms of the Loan Facility, we will be successful in negotiating waivers of such default; the Corporation will continue as a going concern; we will be able to recruit patients for our Phase 1 clinical trial studying sudocetaxel zendusortide and we will be able to see signs of efficacy during such Phase 1 clinical trial without observing material adverse side effects; the timelines set forth in this press release will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this press release; our business plan will not be substantially modified; and no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, those related to or arising from: the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; events that could disrupt the Company’s ability to successfully meet the timelines set forth herein; the discovery of a cure for HIV; the Company’s failure to meet the terms and conditions set forth in the Loan Facility resulting in an event of default and causing the interest rate on its loan to increase by 300 basis points and giving right to Marathon to call back the loan and foreclose on the Company’s assets; our ability to successfully negotiate further waiver or amendments to the Loan Facility; non-approval by the FDA of the F8 Formulation; difficulties in recruiting patients for the Phase 1 clinical trial studying sudocetaxel zendusortide; negative results stemming from such Phase 1 clinical trial resulting in the abandonment of this development program; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

communications@theratech.com

1-514-336-7800

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800